S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

March 6, 2009

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on March 6, 2009 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX MINIMIZES ACTIVITES IN BOLIVIA AND FOCUSES EXPLORATION ON ITS GOLD-SILVER PROJECTS IN CHILE

In light of continuing political uncertainties in Bolivia, SAMEX has decided to reduce a portion of its interests in the country by dropping low-priority properties.  The Company will continue to maintain its interest in the Eskapa project which hosts important precious metal targets.

In addition to dropping three properties, SAMEX has also reduced its Bolivian office, staff and operating expenses to a “care and maintenance” level as the Company does not plan to conduct any exploration this year on its remaining Bolivian properties.

SAMEX exploration activities for 2009 will be focused on its high quality gold and silver projects in Chile.

Item 5:

Full Description of Material Change

SAMEX MINIMIZES ACTIVITES IN BOLIVIA AND FOCUSES EXPLORATION ON ITS GOLD-SILVER PROJECTS IN CHILE

In light of continuing political uncertainties in Bolivia, SAMEX has decided to reduce a portion of its interests in the country by dropping low-priority properties.  The Company will continue to maintain its interest in the Eskapa project which hosts important precious metal targets.

In addition to dropping three properties, SAMEX has also reduced its Bolivian office, staff and operating expenses to a “care and maintenance” level as the Company does not plan to conduct any exploration this year on its remaining Bolivian properties.

SAMEX exploration activities for 2009 will be focused on its high quality gold and silver projects in Chile.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 6th day of March, 2009.

“Larry D. McLean”

Director